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                                                                    Exhibit 99.4

                                   MEMORANDUM



TO:               Holder of Internet MiddleWare Corporation Non-Qualified Stock
                  Options

FROM:             Network Appliance, Inc.

DATE:             March 17, 1997

RE:               Assumption of Stock Options


                  As you know, Internet MiddleWare Corporation ("Internet MiddleWare") was recently acquired by Network Appliance, Inc. ("Network Appliance") through a merger effected on March 17, 1997 (the "Merger").

                  In connection with this transaction, Network Appliance has assumed all of your outstanding Internet MiddleWare stock options so that those options now cover shares of Network Appliance common stock. Several additional changes to your options were also made as part of the assumption process. These changes are set forth in the Stock Option Assumption Agreement attached hereto and may be summarized as follows:

                  5.13 The number of shares of Network Appliance common stock subject to your option reflects the ratio at which shares of Internet MiddleWare common stock were exchanged for shares of Network Appliance common stock in the Merger. That ratio was 0.0345267 of a share of Network Appliance common stock for each share of Internet MiddleWare common stock (the "Exchange Ratio"). Accordingly, the number of Network Appliance shares now subject to your option is equal to the number of shares of Internet MiddleWare common stock which were subject to your option immediately before the Merger, multiplied by the Exchange Ratio and rounded down to the next whole share.

                  5.14 The aggregate exercise price payable for the shares of Network Appliance common stock now subject to your option is the same as the price that was in effect for the shares of Internet MiddleWare common stock purchasable under your option immediately prior to the Merger. However, the exercise price per share has been adjusted to reflect the Exchange Ratio. Accordingly, the exercise price per share in effect under your option immediately before the Merger has been divided by 0.0345267 to establish the price per share payable for the Network Appliance common stock.
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                  3. No change has been made to the vesting schedule in effect for your option. Your Network Appliance option will continue to vest in accordance with the same installment vesting schedule in effect under your Internet MiddleWare option, with the number of Network Appliance shares subject to each such installment adjusted to reflect the Exchange Ratio. However, you will now earn vesting credit not only for the period you continue in employment or service with Internet MiddleWare after the Merger but also for any period of service you may complete as an employee of Network Appliance or any other Network Appliance subsidiary should you subsequently transfer within the Network Appliance organization.

                  Attached are two copies of the Stock Option Assumption Agreement pursuant to which Network Appliance has assumed your Internet MiddleWare options with the adjustments discussed above. Please review the agreement carefully so that you understand your rights to acquire Network Appliance shares. You should contact Jenny Wampler at Network Appliance at (408) 367-3764 if you have any questions. After you have reviewed the agreement, please sign one copy and return it to Ms. Wampler in the pre-addressed envelope enclosed.

                  The other copy of the Stock Option Assumption Agreement should be attached to your existing option documentation so that you will have a complete record of all the terms and provisions applicable to your option as now assumed by Network Appliance.


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